UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2025

AMCOR PLC

(Exact name of registrant as specified in its charter)

Jersey	001-38932	98-1455367
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

83 Tower Road North
Warmley, Bristol
United Kingdom	BS30 8XP
(Address of principal executive offices)	(Zip Code)

+44 117 9753200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	AMCR	The New York Stock Exchange
1.125% Guaranteed Senior Notes Due 2027	AUKF/27	The New York Stock Exchange
5.450% Guaranteed Senior Notes Due 2029	AMCR/29	The New York Stock Exchange
3.950% Guaranteed Senior Notes Due 2032	AMCR/32	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously announced, on November 19, 2024, Amcor plc (“Amcor”), Aurora Spirit, Inc., a wholly-owned subsidiary of Amcor (“Merger Sub”), and Berry Global Group, Inc. (“Berry”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge (such merger, the “Merger”) with and into Berry, with Berry surviving as a wholly-owned subsidiary of Amcor.

The consummation of the Merger is conditioned on, among other things, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the consummation of the Merger.

On March 10, 2025, the waiting period under the HSR Act with respect to the Merger expired. Amcor and Berry currently expect that the Merger will close in the middle of calendar year 2025, subject to the satisfaction or waiver of certain other closing conditions.

On March 11, 2025, Amcor and Berry issued a joint press release announcing the expiration of the waiting period under the HSR Act. A copy of the joint press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release of Amcor plc and Berry Global Group, Inc., dated March 11, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group, Inc. (“Berry”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor. The registration statement was declared effective by the SEC on January 23, 2025 and Amcor and Berry commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about January 23, 2025. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Cautionary Statement Regarding Forward-Looking Statements

This Current Report contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” "commit," “estimate,” “potential,” "ambitions," “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor's and Berry Global Group Inc.’s (“Berry”) business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and Berry and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor's and Berry’s control. Neither Amcor nor Berry nor any of their respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor and Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor's and Berry’s respective businesses, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger ("Merger Agreement") in connection with the proposed merger (the "Transaction") of Amcor and Berry; risk that the conditions to the completion of the proposed Transaction with Berry (including regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management's time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on Amcor’s and Berry’s respective ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which Amcor or Berry operates; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect Amcor’s and Berry’s respective financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which Amcor or Berry operates; an inability to expand Amcor’s and Berry’s respective current businesses effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect Amcor’s and Berry’s respective businesses; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain Amcor’s and Berry’s respective global executive teams and Amcor’s and Berry’s respective skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt Amcor’s and Berry’s respective operations or risk of loss of Amcor’s and Berry’s respective sensitive business information; failures or disruptions in Amcor’s and Berry’s respective information technology systems which could disrupt Amcor’s and Berry’s respective operations, compromise customer, employee, supplier, and other data; a significant increase in Amcor’s and Berry’s respective indebtedness or a downgrade in Amcor’s and Berry’s respective credit ratings could reduce Amcor’s and Berry’s respective operating flexibility and increase Amcor’s and Berry’s respective borrowing costs and negatively affect Amcor’s and Berry’s respective financial condition and results of operations; rising interest rates that increase Amcor’s and Berry’s respective borrowing costs on Amcor’s and Berry’s respective variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of Amcor’s and Berry’s respective insurance policies, including Amcor’s and Berry’s respective use of a captive insurance company, to provide adequate protection against all of the risks Amcor and Berry face; an inability to defend Amcor’s or Berry’s respective intellectual property rights or intellectual property infringement claims against Amcor or Berry; litigation, including product liability claims or litigation related to Environmental, Social, and Governance ("ESG"), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to Amcor’s and Berry’s respective ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in Amcor’s and Berry’s respective geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in Amcor’s and Berry’s filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, "Item 1A - Risk Factors” in Amcor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and Berry’s Annual Report on Form 10-K for the fiscal year ended September 28, 2024, each as updated by Amcor’s or Berry’s quarterly reports on Form 10-Q. You can obtain copies of Amcor’s and Berry’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor and Berry do not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 11, 2025

AMCOR PLC

/s/ Damien Clayton
Name: Damien Clayton
Title: Company Secretary